Exhibit 8.1

List of Subsidiaries

Subsidiaries:

●	ATA Testing Authority (Holdings) Limited, incorporated in the British Virgin Islands

●	ATA Education Technology (Beijing) Limited (formerly known as “ATA Testing Authority (Beijing) Limited”), incorporated in the People’s Republic of China

●	ATA Creativity Global (Hong Kong) Limited (formerly known as “Xing Wei Institute (HongKong) Limited”), incorporated in Hong Kong

●	ACG International Group Limited, incorporated in the British Virgin Islands

●	Beijing Huanqiuyimeng Education Consultation Corp., incorporated in the People’s Republic of China

Consolidated Variable Interest Entity:

●	ATA Intelligent Learning (Beijing) Technology Limited, incorporated in the People’s Republic of China

●	Beijing Zhenwu Technology Development Co., Ltd., incorporated in the People’s Republic of China

Filing date: April 10, 2024